FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the appointment of Min Cao in succession of Anthea Chung as Chief Financial Officer of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 13, 2011.

JA Solar Appoints Min Cao to Succeed Anthea Chung as Chief Financial Officer

SHANGHAI, July 13, 2011--- JA Solar Holdings Co., Ltd., (NASDAQ: JASO) ("JA Solar" or the "Company"), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that Mr. Min Cao will succeed Ms. Anthea Chung as JA Solar's chief financial officer. Ms. Chung is resigning from her position to pursue other opportunities. She will remain with the company through August 19, 2011 to assist with the transition, and will participate in the company’s second quarter earnings conference call.

“Anthea has played a key role in establishing JA Solar as one of the clear leaders in the solar industry,” said Dr. Peng Fang, chief executive officer of JA Solar. “I’d like to express our sincere thanks for her contribution, and wish her every success in her future endeavors.”

“I’d like to thank the management and board of directors for their support and guidance,“ said Ms. Chung. “I am proud of what we have achieved together during this exciting period in the company’s history, and I look forward to seeing JA Solar continue to prosper in the years ahead. “

On Mr. Cao’s appointment, Dr. Fang commented, “We are delighted to welcome Min Cao to JA Solar. His wealth of experience in the capital markets sector is underscored by an intimate understanding of the broader solar industry, and of JA Solar in particular. I’m confident that his unique background and valuable expertise will prove strong assets for JA Solar as we continue to grow.”

Mr. Cao has worked in the solar industry since 2006, having previously spent over a decade in the financial services sector. Most recently, he served as vice president of Jinglong Group, and managing director of JL Capital, an investment company under Jinglong Group focused on the cleantech and renewable energy sectors. Prior to joining JL Capital, Mr. Cao served as vice president of finance with Solarfun, where he was responsible for the company’s private placement and its successful initial public offering on NASDAQ in 2006. Before moving into the solar industry, he held senior management positions with leading Chinese securities firms, including Ping An Securities and Industrial Securities. He holds a bachelor’s degree in Business Administration from the Shanghai University of Engineering Science, and an MBA from Fudan University.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: July 20, 2011